Exhibit 21.1

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND PREFERENCE SHARE DIVIDENDS

(in thousands)

	Three Months Ended June 30, 2016	Twelve Months Ended June 30, 2016
Earnings:
Net loss	$(3,969)	$(19,3656)
Add: Fixed charges	29	911
Earnings as defined	$(3,940)	$(19,2745)

Fixed charges:
Estimated interest component of rental expense (1)	$29	$911
Total fixed charges	$29	$911

Ratio of earnings to fixed charges (2)	$—	$—
Deficiency of earnings available to cover fixed charges	$(3,940)	$(19,274)
Combined fixed charges and preference share dividends:
Fixed charges	$29	$91
Preference share dividends	—	—
Total combined fixed charges and preference share dividends	$29	$91
Ratio of earnings to combined fixed charges and preference share dividends (2)	$—	$—
Deficiency of earnings available to cover combined fixed charges and preference share dividends	$(3,940)	$(19,274)

(1) One third of rental expense is estimated to be the interest component of rental expense.

(2) Earnings were insufficient to cover total fixed charges and total combined fixed charges and preference share dividends.